November 16, 2012

Wells Fargo Funds Trust

525 Market Street

San Francisco, California 94105

Re:       Shares of Beneficial Interest of

                        Wells Fargo Funds Trust (the “Trust”)

Ladies/Gentlemen:

I am Senior Counsel of Wells Fargo Funds Management, LLC (the “Company”), adviser and administrator to the Wells Fargo Advantage Funds.  I have acted as Counsel to the Company in connection with the issuance and sale of shares by the Wells Fargo Advantage Funds.

I refer to the prospectus/proxy statement and statement of additional information contained in the Trust’s Registration Statement on Form N-14 (SEC File Nos. 333-__) (the “Registration Statement”) of Wells Fargo Funds Trust relating to the registration and issuance of shares of beneficial interest (the “Shares”), each Share representing an interest in Wells Fargo Advantage Intrinsic Value Fund, Wells Fargo Advantage Common Stock Fund and Wells Fargo Advantage Small Company Growth Fund, each a series of the Trust. The Shares will be issued and sold pursuant to the Agreement and Plan of Reorganization (the “Plan”), as described in the prospectus/proxy statement.

I have been requested by the Trust to furnish this opinion as an exhibit to the Registration Statement.

Based upon and subject to the foregoing, I am of the opinion that, the Shares, when issued and sold, will be validly issued, fully paid and non-assessable by the Trust.

I consent to the inclusion of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Maureen E. Towle

Maureen E. Towle

Senior Counsel

Wells Fargo Funds Management, LLC